Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  Schedule TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       (Amendment No. 3 - Final Amendment)

                    Duff & Phelps Credit Rating Co. (Issuer)
                    ----------------------------------------
                            (Name of Subject Company)

      FSA Acquisition Corp. (Offeror), an indirect wholly owned subsidiary of Fimalac S.A.
      --------------------------------------------------------------------
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    26432F109
                                    ---------
                      (CUSIP Number of Class of Securities)

          Stephen Joynt (President) or David Kennedy (Vice-President),
                             FSA Acquisition Corp.,
        One State Street Plaza, New York, NY 10004 (Tel: (212) 908-0500)
        ----------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                    Copy to: David K. Lakhdhir, Esq.
                             Paul, Weiss, Rifkind, Wharton & Garrison
                             1285 Avenue of the Americas
                             New York, New York 10019-6064
                             Tel: (212) 373-3000

Calculation of Filing Fee

    Transaction Valuation*                               Amount of Filing Fee**
--------------------------------------------------------------------------------
        $525,973,600                                           $105,195
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 4,644,121 outstanding shares of common stock, no par value per share, of Duff & Phelps Credit Rating Co. (the "Shares"), (ii) the tender offer price of $100.00 per Share and (iii) 615,615 options to acquire Shares under Duff & Phelps Credit Rating Co. 1994 Long-Term Stock Incentive Plan that could be exercised on or prior to the expiration of the tender offer described in this Tender Offer Statement on Schedule TO. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 4,644,121 Shares and $100.00 per Share and (2) the product of 615,615 Shares which are subject to options to purchase Shares and $100.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $105,480        Filing Party: FSA Acquisition Corp.
                        --------                      ---------------------

Form or Registration No.: Schedule TO   Date Filed: March 15, 2000
                          -----------               --------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 3 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by FSA Acquisition Corp., a Delaware corporation ("Purchaser") on March 15, 2000, as amended by Amendment No. 1 filed by Purchaser on March 24, 2000 and Amendment No. 2 filed by Purchaser on April 4, 2000 (as amended, the "Schedule TO"), relating to the offer (the "Offer") by Purchaser to purchase all outstanding shares of common stock, no par value (the "Shares") of Duff & Phelps Credit Rating Co., an Illinois corporation (the "Company") at a purchase price of $100.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended by the amendments to the Schedule TO) and in the related Letter of Transmittal.

ITEMS 1 THROUGH 9 AND 11

         Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

         The Offer expired at midnight, New York City time, on Tuesday, April 11, 2000. Pursuant to the Offer, based upon a report from the Depositary for the Offer, the Purchaser accepted for payment 4,496,138 Shares, representing approximately 96.8% of the outstanding Shares (including 30,479 Shares delivered pursuant to guaranteed delivery). On April 12, 2000, Purchaser and Parent issued a press release announcing the closing of the tender offer and that they expect to complete the merger of Purchaser and the Company upon completion of requisite corporate procedures.

         The full text of the April 12, 2000 press release is attached as Exhibit (a)(1)(J) hereto and incorporated herein by reference.

ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(1)(J) Text of Press Release issued by Parent and Purchaser on April 12, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FSA Acquisition Corp.


                                             By: /s/ Stephen Joynt
                                                 -----------------
                                                 Name:  Stephen Joynt
                                                 Title: President

April 12, 2000

                                  EXHIBIT INDEX


         (a)(1)(J) Text of Press Release issued by Parent and Purchaser on April 12, 2000.